Exhibit 99.1

Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

As at and for the three and six months ended

June 30, 2014 and 2013

(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2014 and December 31, 2013

(Unaudited and expressed in thousands of US dollars)

		June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents		$31,314	$9,015
Inventory	Note 4	22,335	23,080
Other accounts receivable	Note 5(iii)	3,361	5,866
Recoverable taxes	Note 5	3,660	3,985
Prepaid expenses and sundry assets		2,510	2,181
Derivatives	Note 11(d)	-	508
Non-current assets:		63,180	44,635
Prepaid expenses and sundry assets		1,252	951
Restricted cash		-	109
Assets held for sale		5	36
Recoverable taxes	Note 5	26,222	25,220
Property, plant and equipment	Note 6	149,225	155,952
Mineral exploration projects	Note 7	68,336	67,885
		$308,220	$294,788

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	Note 8	$18,571	$24,651
Notes payable	Note 9	29,674	316,076
Option component of Renvest Credit Facility		339	-
Income taxes payable		4,075	11,642
Reclamation provisions		922	826
Other provisions	Note 10	9,775	7,981
Derivatives	Note 11(d)	300	-
Other liabilities		9	4
Non-current liabilities:		63,665	361,180
Notes payable	Note 9	13,800	5,911
Deferred income taxes		6,183	6,350
Other taxes payable		8,084	-
Reclamation provisions		15,727	14,844
Other liabilities		63	62
Total liabilities		107,522	388,347

Shareholders' equity
Share capital		434,465	371,077
Stock options		106	917
Deferred shares units		573	-
Hedging reserve	Note 11(d)	(300)	508
Contributed surplus		18,666	17,638
Deficit		(252,812)	(483,699)
Total shareholders' equity		200,698	(93,559)
		$308,220	$294,788

Recapitalization Plan	Note 2
Commitments	Note 13

On behalf of the Board:
(signed) “Richard Falconer”	(signed) “George M. Bee”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
		2014	2013	2014	2013

Gold sales		$31,044	$32,427	$62,143	$73,597
Production costs		(23,274)	(23,960)	(44,611)	(46,780)
Depletion and amortization		(7,339)	(8,131)	(16,015)	(16,100)
Gross profit		431	336	1,517	10,717

Operating expenses:
Exploration		81	274	120	601
Paciência shut down & care and maintenance		520	746	1,126	1,454
Stock-based compensation		697	68	742	291
Restructuring fees		7,059	865	9,966	865
Administration		3,037	3,894	7,074	8,108
Amortization		268	288	538	580
Impairment of properties	Note 6	-	46,834	-	46,834
Adjustment to provision for VAT and other taxes		2,026	-	4,764	-
Legal and other provision		1,678	1,110	2,960	4,019
Other		1,504	519	2,753	593
Total operating expenses		16,870	54,598	30,043	63,345

Loss before the following		(16,439)	(54,262)	(28,526)	(52,628)

Loss (gain) on derivatives		281	3	281	(479)
Gain on conversion option embedded in convertible debt		(8)	(3,041)	(8)	(4,164)
Gain on debt extinguishment	Note 2	(265,566)	-	(265,566)	-
Foreign exchange loss (gain)		(837)	4,683	(1,819)	4,037
Reclamation expense		443	435	899	892
Interest expense		1,939	8,072	6,302	16,246
Interest income		(150)	(253)	(324)	(514)
Loss on disposition of property		45	556	53	2,291
Other non-operating expenses (recoveries)		1	(826)	9	(325)
Total other expenses (income)		(263,852)	9,629	(260,173)	17,984
Income (loss) before income taxes		247,413	(63,891)	231,647	(70,612)
Income taxes
Current income tax expense		983	661	1,331	1,001
Deferred income tax recovery		(216)	(511)	(571)	(646)
Total income tax expense		767	150	760	355
Net income (loss) for the period		246,646	(64,041)	230,887	(70,967)

Other comprehensive loss	Note 11(d)	(495)	-	(808)	-
Total comprehensive income (loss) for the period		$246,151	$(64,041)	$230,079	$(70,967)

Basic gain (loss) per share	Note 12	$2.92	$(64.26)	$5.37	$(72.11)
Diluted gain (loss) per share	Note 12	$2.91	$(64.26)	$5.35	$(72.11)
Weighted average number of common shares outstanding - basic	Note 12	84,490,087	996,558	42,975,643	984,189
Weighted average number of common shares outstanding - diluted	Note 12	84,875,160	996,558	43,169,243	984,189

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Cash provided by (used in):
Operating activities:
Net loss for the period	$246,646	$(64,041)	$230,887	$(70,967)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealized foreign exchange (gain) loss	(963)	1,666	(3,266)	464
Stock-based compensation expense	697	59	742	281
Interest expense	1,939	8,072	6,302	16,246
Reclamation expense	443	435	899	892
Deferred income taxes recovery	(216)	(511)	(571)	(646)
Depletion and amortization	7,607	8,419	16,553	16,680
Provision and loss on disposition of property, plant and equipment	45	-	53	2,224
Write-down of inventory	1,483	2,120	2,387	2,120
Impairment of properties	-	46,834	-	46,834
Provision for VAT and other taxes	2,026	-	4,764	-
Gain on debt forgiveness	(265,566)	-	(265,566)	-
Loss on Renvest ammendment	400	-	400	-
Unrealized gain on derivatives	-	141	-	43
Unrealized gain on option component of convertible note	(8)	(3,041)	(8)	(4,163)
Reclamation expenditure	(96)	(71)	(331)	(83)
	(5,563)	82	(6,755)	9,925
Change in non-cash operating assets and liabilities:
Accounts receivable	-	(1,025)	-	(1,025)
Inventory	(1,569)	638	(3,078)	1,074
Other accounts receivable	690	1,577	2,505	(982)
Recoverable taxes	(449)	1,358	(779)	4,375
Prepaid expenses and sundry assets	(1,185)	(1,244)	(630)	(1,286)
Accounts payable and accrued liabilities	(1,546)	(1,736)	986	(4,831)
Income taxes payable	172	(246)	517	318
Other provisions	1,405	478	1,794	3,449
Deferred compensation liabilities	-	(13)	-	(77)
	(8,045)	(131)	(5,440)	10,940
Financing activities:
Share issuance	50,000	-	50,000	-
Repayment of debt	(10,600)	(6,588)	(10,600)	(13,686)
Increase in debt	-	28,750	-	40,512
Decrease in restricted cash	-	-	109	500
Interest paid	(1,703)	(4,515)	(2,517)	(8,478)
Other liabilities	8	(35)	18	(24)
	37,705	17,612	37,010	18,824
Investing activities:
Mineral exploration projects	(220)	(341)	(408)	(708)
Purchase of property, plant and equipment	(5,015)	(6,564)	(9,151)	(13,880)
Proceeds from disposition of property, plant and equipment	225	254	256	481
	(5,010)	(6,651)	(9,303)	(14,107)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(345)	(154)	32	(452)
Increase in cash and cash equivalents	24,305	10,676	22,299	15,205
Cash and cash equivalents, beginning of period	7,009	18,385	9,015	13,856
Cash and cash equivalents, end of period	$31,314	$29,061	$31,314	$29,061

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Jaguar Mining Inc. | 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended June 30, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

	Common Shares		Stock Options		Deferred Shares Units		Hedging	Contributed
	Shares	Amount	Options	Amount	Units	Amount	Reserve	Surplus	Deficit	Total

Balance as at January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	-	$-	$-	$16,015	$(234,392)	$153,803
Shares issued (Note 11(a))	1,986,708	1,034	-	-	-	-	-	-	-	1,034
Stock options issued	-	-	277,778	260	-	-	-	-	-	260
Vested options forfeited	-	-	(70,000)	(231)	-	-	-	231	-	-
Vested options expired upon termination	-	-	(300,000)	(933)	-	-	-	933	-	-
Net loss	-	-	-	-	-	-	-	-	(70,967)	(70,967)
Balance as at June 30, 2013	86,396,356	$371,077	1,744,028	$1,233	-	$-	$-	$17,179	$(305,359)	$84,130

Balance as at January 1, 2014	86,396,356	$371,077	1,604,028	$917	-	$-	$508	$17,638	$(483,699)	$(93,559)
Share consolidation (Note 11(a))	(85,396,429)	-	-	-	-	-	-	-	-	-
Shares issued (Note 11(a))	110,111,111	77,591	-	-	-	-	-	-	-	77,591
Shares issued cost	-	(14,203)	-	-	-	-	-	-	-	(14,203)
Stock options cancelled	-	-	(1,604,028)	(917)	-	-	-	1,028	-	111
Stock options issued (Note 11(b))	-	-	1,994,735	106	-	-	-	-	-	106
Deferred shares units (Note 11(c))	-	-	-	-	1,500,566	573	-	-	-	573
Other comprehensive income (Note 11(d))	-	-	-	-	-	-	(808)	-	-	(808)
Net income	-	-	-	-	-	-	-	-	230,887	230,887
Balance as at June 30, 2014	111,111,038	$434,465	1,994,735	$106	1,500,566	$573	$(300)	$18,666	$(252,812)	$200,698

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2014 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all annual disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in connection with the Company’s December 31, 2013 audited annual financial statements.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 25, 2014.

2.	Recapitalization Plan - CCAA Proceedings:

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders. Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

On April 22, 2014, the Company successfully implemented the CCAA Plan dated February 5, 2014.

The CCAA Plan implemented a series of steps leading to an overall capital reorganization of Jaguar. These steps included, among other things:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”). Any fractional Common Shares resulting from the Consolidation were rounded down to the next whole share without any additional compensation therefore. A total of 999,927 common shares were outstanding as a result of the consolidation.

•	The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released.

•	Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) (based on the percentage that the unpaid interest on their Notes bore to the aggregate of all unpaid interest owing to all Noteholders who participated in the Share Offering as at December 31, 2013) in exchange for their Notes.

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes (Note 9(a)(b))	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the CCAA Plan were cancelled pursuant to the terms the CCAA Plan. The Board of Directors (the “Board”) has approved a new 10% rolling stock option plan (the “New Stock Option Plan”). The New Stock Option Plan was approved by the disinterested shareholders of the Company at the Company's annual general meeting of shareholders (“AGM”), held on June 25, 2014. The Board has also approved a new deferred share unit plan (the “DSU Plan”), which reserves a maximum of 11,111,111 common shares for issuance under the plan. The DSU Plan was approved by the disinterested shareholders of the Company at the Company’s AGM.

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 9(c)). The Facility amendments provide among other things, that:

•	the maturity date of the Facility is extended to December 31, 2015 from July 25, 2014;

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

•	mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•	the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections);

•	the Lender shall have a right to participate in certain offerings of equity securities by the Company if the offering occurs at a prescribed price;

•	the Company shall maintain certain minimum levels of cash on hand;

•	the Lender shall be entitled to have an observer at the meetings of the Board of Directors;

•	the Company and the Lender enter into a Right of First Refusal Agreement with respect to assignments of the Facility by the Lender; and

•	existing breaches, defaults and events of default under the Facility are waived by the Lender. Certain events of default under the Facility were also amended to reflect the Company’s current financial circumstances.

The Company paid a fee of $1.0 million in connection with the amendments to the Facility ($0.6 million paid in cash and $0.4 million payable as an increase in the principal amount of the Facility).

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

The Company believes that the implementation of the CCAA Plan resulted in a number of benefits to the Company, including, among other things, a significant reduction of the Company’s debt, increased liquidity for operations and facilitation of the Company’s ability to make certain necessary capital investments and accelerate operational improvements allowing it to continue operations for the future.

3.	Significant accounting policies:

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014:

a)	Accounting policies in effect January 1, 2014:

•	IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s unaudited condensed interim consolidated financial statements.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

•	IAS 32 – Offsetting of Financial Instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

•	IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

b)	Future accounting policy changes issued but not yet in effect:

The following are new pronouncements approved by the IASB. The following new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014. It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

4.	Inventory:

Inventory is comprised of the following:

	June 30,	December 31,
	2014	2013
Raw material	$2,622	$2,852
Mine operating supplies	9,815	7,456
Ore in stockpiles	384	871
Gold in process	9,514	11,901
Total Inventory	$22,335	$23,080

During the period ended June 30, 2014, raw material, mine operating supplies, and changes in ore in stockpiles and gold in process included in “production costs” amounted to $46.7 million (June 30, 2013 - $43.7 million).

In addition, during the three months and six months ended June 30, 2014, the Company incurred an inventory write-down of $1.5 million and $2.4 million, respectively (three and six months ended June 30, 2013 - $2.1 million).

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

5. Recoverable taxes:

	December 31, 2013	Additions	Sale of credits	Applied to taxes payable	Foreign exchange	June 30, 2014
Value added taxes ("VAT") and other (i)	$43,641	$3,198	$-	$(2,428)	$2,894	$47,305
Provision for VAT and other (ii)	(26,701)	(4,764)	-	-	-	(31,465)
ICMS (iii)	14,527	2,297	(767)	(161)	291	16,187
Reserve for ICMS (iii)	(2,262)	195	-	-	(78)	(2,145)
	$29,205	$926	$(767)	$(2,589)	$3,107	$29,882

Less: current portion	3,985					3,660
Long-term portion	$25,220					$26,222

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying value of value added taxes and other to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 10.90%.

(iii)	ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of approximately 13%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state they were generated, in the case of Jaguar, in the State of Minas Gerais, Brazil.

Recorded as other accounts receivable is $3.4 million related to a receivable from sales of ICMS tax credits to other companies (December 31, 2013 - $5.9 million).

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

6.	Property, plant and equipment (“PPE”):

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance as at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PPE	18	-	2,646	-	(2,664)	-	-
Balance as at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Balance as at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	-	11	1,006	-	519	7,163	8,699
Disposals	-	(345)	(226)	-	-	-	(571)
Reclassify within PPE	-	-	479	-	(479)	-	-
Balance as at June 30, 2014	$15,717	$13,459	$232,138	$2,380	$3,190	$340,894	$607,778

Accumulated amortization and impairment
Balance as at January 1, 2013	$9,338	$7,634	$118,466	$994	$-	$147,168	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance as at December 31, 2013	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698

Balance as at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the period	466	948	8,120	232	-	5,349	15,115
Disposals	-	(198)	(62)	-	-	-	(260)
Balance as at June 30, 2014	$11,357	$10,325	$140,824	$1,691	$-	$294,356	$458,553

Carrying amounts
As at December 31, 2013	$4,826	$4,218	$98,113	$921	$3,150	$44,724	$155,952
As at June 30, 2014	$4,360	$3,134	$91,314	$689	$3,190	$46,538	$149,225

The Company determined there was no triggering event that would require the Company to update its impairment test as at June 30, 2014, from the testing that was conducted as at December 31, 2013. During the year ended December 31, 2013, the Company completed an impairment test based on current estimates of recoverable mineral reserves and mineral resources and due to the decrease in gold price during 2013. This reassessment generated a $128.5 million impairment charge, being $37.3 million related to the Paciência project, $18.7 million related to the Turmalina project and $72.5 million related to Caeté project.

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.

The recoverable amount of the properties at December 31, 2014 was determined using a fair value less cost of disposal approach (“FVLCD”). FVLCD for the properties was determined by considering the net present value of future cash flows generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:	9.63%
Gold price:	$1,300

Jaguar Mining Inc. | 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

Expected future cash flows used to determine the FVLCD used in the impairment testing of the Paciência, Turmalina and Caeté properties are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

7.	Mineral exploration projects:

Mineral Exploration Projects	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance as at January 1, 2013	$-	$16,910	$67,126	$39	$84,075
Additions	82	4	368	352	806
Impairment loss (Note 6)	(82)	(16,914)	-	-	(16,996)
Balance as at December 31, 2013	$-	$-	$67,494	$391	$67,885

Balance as at January 1, 2014	$-	$-	$67,494	$391	$67,885
Additions	-	-	437	14	451
Impairment loss	-	-	-	-	-
Balance as at June 30, 2014	$-	$-	$67,931	$405	$68,336

No additional impairment charge was recorded as at June 30, 2014. Based on the impairment test conducted as at December 31, 2013, the Company recorded an impairment charge of $17.0 million. See Note 6 for further details.

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2014	2013
Accounts payable (suppliers)	$8,498	$9,237
Interest payable	317	7,468
Accrued payroll	9,459	7,730
Other	297	216
	$18,571	$24,651

Jaguar Mining Inc. | 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

9.	Notes payable:

	June 30,	December 31,
	2014	2013
Bank indebtedness	$15,672	$15,667
Vale note	2,002	1,909
Renvest credit facility (c)	12,000	30,000
4.5% convertible notes (a)	-	165,000
5.5% convertible notes (b)	-	103,500
Notes payable - current portion	29,674	316,076

Bank indebtedness	178	183
Vale note	6,008	5,728
Renvest credit facility (c)	7,614	-
Notes payable - non-current portion	13,800	5,911

Total notes payable	43,474	321,987

Fair value of notes payable	$43,474	$53,487

a)	4.5% convertible notes:

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan provided the extinguishment of the obligations of the 4.5% convertible notes. Please refer to Note 2.

b)	5.5% convertible notes:

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan provided the extinguishment of the obligations of the 5.5% convertible notes. Please refer to Note 2.

c)	Renvest Credit Facility:

The original Facility was in the amount of $30.0 million. As disclosed in Note 2, in connection with the implementation of the CCAA Plan, certain amendments were made to the Facility, including the division of the Facility into Facility A and B. These amendments are considered to be substantial modifications to the existing Facility and therefore are accounted for as an extinguishment of the original financial liability and recognition of a new financial liability. The transaction costs related to these amendments totaled $1.0 million and were included in restructuring fees in the condensed interim consolidated statements of operations and comprehensive loss.

The features of Facility A and B are as follows:

Facility A:

This facility, in the amount of $5.0 million, includes a conversion feature whereby the holder can convert the debt into common shares of the Company at the greater of $200.0 million divided by the total number of fully diluted issued and outstanding common shares and Cdn$0.91. This conversion feature meets the accounting definition of a derivative instrument.

Jaguar Mining Inc. | 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

The Company performed a valuation of this feature to determine its fair value at inception. This resulted in the recording of a derivative liability of $347,000. The net difference of the fair value of the conversion feature and the face value of $5.0 million of the convertible debt was recorded as a debt discount of $347,000.

This was subsequently revalued on June 30, 2014 at $339,000 and the related difference of $8,000 was recorded as a gain on conversion option embedded in convertible debt in the condensed interim consolidated statements of operations and comprehensive loss.

The estimated fair value of the derivative liability was determined using level 2 assumptions with the main inputs being the price of the Company’s share on the valuation date, the volatility of the Company’s shares and the Canadian risk free interest rate.

The fair value was calculated using the Black-Scholes model using the following assumptions:

Assumptions
Remaining Contractual Life:	1.5 years
Interest Rate:	11%
Volatility:	72%
Risk-Free Rate:	0.45%
Share Price:	$0.85
Conversion Price:	$1.80

The embedded derivative will be revalued and marked to market at each subsequent balance sheet date with the resulting difference being recorded as a gain or loss in the condensed interim consolidated statements of operations and comprehensive loss. The debt discount will be amortized over the life of the convertible debt using the effective interest method.

This facility bears interest at 11% per annum and matures on December 31, 2015.

Facility B:

This non-revolving facility is in the amount of $25.0 million. As described in Note 2, $10.0 million was repaid immediately and $400,000 of the $1.0 million of transaction costs was capitalized to the Facility, resulting in a balance owing of $15.4 million as at June 30, 2014.

The Company performed a valuation of the debt to determine its fair value at inception. This resulted in the recording of the debt in the amount of $14.8 million. The net difference of the fair value and the face value of $15.4 million of the debt was recorded as a debt discount of $600,000.

The estimated fair value of the debt was determined using level 2 assumptions with the main inputs being the price of the Company’s share on the valuation date, the volatility of the Company’s share, the Canadian risk free interest rate and the credit spread of the Company. The debt discount will be amortized over the life of the debt using the effective interest method.

This facility bears interest at 11% per annum, repayable $1.0 million plus accrued interest per month, commencing July 2014 and matures on December 31, 2015.

Security for Facility A and Facility B is provided by a general security agreement over all the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Facility A and Facility B require among other things that the Company adhere to specific financial covenants. As at June 30, 2014, the Company was in compliance with these covenants.

Jaguar Mining Inc. | 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

10.	Other provisions and contingent liabilities:

Various legal, environmental and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As at June 30, 2014, the Company has recognized a provision of $9.8 million (December 31, 2013 - $8.0 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2013	Additions	Reversals	Foreign exchange	June 30, 2014
Labour litigation	$5,156	$6,009	$(4,963)	$322	$6,524
Civil litigation	1,861	329	(48)	201	2,343
Other provisions	964	19	(75)	-	908
	$7,981	$6,357	$(5,086)	$523	$9,775

11.	Capital stock:

a)	Common shares:

The Company is authorized to issue an unlimited number of commons shares. All issued shares are fully paid and have no par value. Changes in common shares for the six months ended June 30, 2014 and 2013 are as follows:

	Number of shares	Amount
Balance as at January 1, 2013	84,409,648	$370,043
Shares issued (i)	1,986,708	1,034
Balance as at June 30, 2013	86,396,356	$371,077

Balance as at January 1, 2014	86,396,356	$371,077
Share consolidation (Note 2)	(85,396,429)	-
Balance as at April 22, 2014	999,927	371,077
Shares issued in exchange for the Notes (Note 2)	19,000,000	13,389
Offering shares issued (Note 2)	70,955,797	50,000
Accrued interest offering shares issued (Note 2)	9,044,203	6,373
Backstop commitment shares issued (Note 2)	11,111,111	7,829
Share issuance costs	-	(14,203)
Balance as at June 30, 2014	111,111,038	$434,465

(i)	On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to a new employee. On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 9(c)). These shares, together with all the other shares outstanding prior to April 22, 2014 were consolidated at a ratio of (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (Note 2).

Jaguar Mining Inc. | 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Stock options:

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options were cancelled.

On April 22, 2014 the Board approved a new 10% rolling stock option plan (the “New Stock Option Plan”), which was approved by disinterested shareholders of the Company at the Company's annual general meeting of shareholders (“AGM”), held on June 25, 2014. Please refer to Note 2.

The following table shows the roll-forward and the stock options outstanding as at June 30, 2014:

Common Share Options	Number	Weighted Average Exercise Price (Cdn$)
Balance as at December 31, 2012	1,836,250	$2.52
Issued during the year	277,778	0.55
Options expired	(510,000)	6.28
Balance as at December 31, 2013	1,604,028	$0.98
Options cancelled	(1,604,028)	0.98
Issued during the period	1,994,735	1.35
Balance as at June 30, 2014	1,994,735	$1.35

The following table is a summary of stock options granted during the six month period ended June 30, 2014, the fair values and the assumptions used in the Black-Scholes option pricing formula:

		Weighted Average
	Number of options	Exercise price (Cdn$)	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value

Granted in 2014	1,994,335	$1.35	-	1.47%	0.00%	4.0	50%	$0.24

For the six months ended June 30, 2014 the Company had recognized $216,000 in the condensed interim consolidated statements of operations and comprehensive loss (June 30, 2013 - $259,000).

c)	Deferred share units – “DSUs”:

On April 22, 2014 the board of directors of the Company approved a new deferred share unit plan (the “DSU Plan”), which was approved by disinterested shareholders of the Company at the Company's AGM in June 2014. The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve as employees of the Company and to align the interests of such employees with the long-term interests of the shareholders of the Company.

The Company has the option to settle the DSUs in cash or equity. The fair value of the DSUs is established based on market price of the Company’s share. As at June 30, 2014, there were 1,500,566 DSUs outstanding, for which the Company had recognized $526,000 expense in the condensed interim consolidated statements of operations and comprehensive loss (June 30, 2013 - $77,000 recovery).

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

d)	Hedging reserve:

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the condensed interim consolidated statements of operations and comprehensive loss when the hedged transaction impacts the condensed interim consolidated statements of operations and comprehensive loss, or is recognized as an adjustment to the cost of non-financial hedged items.

During the period ended June 30, 2014, the Company acquired forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. Included in the hedging reserve, in the condensed interim consolidated statements of changes in shareholders’ equity for the period is an unrealized loss of $300,000 (December 31, 2013 – unrealized gain of $508,000). An aggregate realized loss in the amount of $281,000 has been recorded in the statement of operations and comprehensive loss. The following are the outstanding contracts as at June 30, 2014:

Settlement date	Ounces hedged	Average US$ per ounce	Unrealized loss $
July 31, 2014	4,979	$1,303	$(62)
August 29, 2014	3,000	1,276	(118)
September 30, 2014	3,000	1,276	(118)
October 31, 2014	1,000	1,313	(2)
Total	11,979	$1,290	$(300)

12.	Basic and diluted earnings per share:

Dollar amounts are in thousands. All share and per share data presented below reflect the impact of the share consolidation disclosed in Note 2.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Numerator
Net loss for the period	$246,646	$(64,041)	$230,887	$(70,967)

Denominator
Weighted average number of common shares outstanding - basic	84,490,087	996,558 #	42,975,643	984,189

Dilutive effect of deferred share units	385,073	-	193,600	-

Weighted average number of common shares outstanding - diluted	84,875,160	996,558 #	43,169,243	984,189

Basic gain (loss) per share	$2.92	$(64.26)	$5.37	$(72.11)
Diluted gain (loss) per share	$2.91	$(64.26)	$5.35	$(72.11)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

Jaguar Mining Inc. | 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Options	1,813,523	1,705,000	1,709,354	1,790,000
Convertible option Renvest Credit Facility	2,117,229	-	1,064,463	-
Convertible notes	-	26,650,000	-	26,650,000
	3,930,752	28,355,000	2,773,817	28,440,000

13.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

As at June 30, 2014	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$18,571	$-	$-	$-	$18,571
Notes payable
Principal	29,925	15,340	-	-	45,265
Interest	1,993	331	-	-	2,324
Other liabilities	9	63	-	-	72
	$50,498	$15,734	$-	$-	$66,232
Other Commitments
Operating lease agreements	235	144	-	-	379
Suppliers' agreements
Mine operations (a)	1,116	-	-	-	1,116
Reclamation provisions (b)	1,329	6,165	1,272	13,874	22,640
	$2,680	$6,309	$1,272	$13,874	$24,135
Total	$53,178	$22,043	$1,272	$13,874	$90,367

(a)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.
(b)	The reclamation provisions are not adjusted for inflation and are not discounted.

14.	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk. The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in connection with the Company’s annual financial statements as at December 31, 2013.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

a)	Liquidity risk:

The Company had a working capital deficiency of $485,000 and an accumulated deficit of $252.8 million as at June 30, 2014. On April 22, 2014 the Company successfully implemented the CCAA Plan. See Note 2 for further details.

The Company’s financial liabilities and other commitments are listed in Note 13.

b)	Derivative financial instruments:

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

•	Forward sales contract:

See Note 11(d).

c)	Financial instruments:

The fair value of the following financial assets and liabilities approximate their carrying amounts due to the limited terms of these instruments:

a.	Cash and cash equivalents
b.	Other accounts receivable
c.	Accounts payable and accrued liabilities

The fair value of notes payable is disclosed below:

	June 30, 2014	December 31, 2013
Fair value of notes payable	$43,474	$53,487

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a. Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b. Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c. Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at June 30, 2014 and December 31, 2013 are as follows:

Jaguar Mining Inc. | 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

	Level 1	Level 2	Level 3	Total
June 30, 2014
Derivative liability	$-	$300	$-	$300
Option component of Renvest Credit Facility	-	339	-	339
December 31, 2013
Derivative assets	$-	$508	$-	$508

15.	Related party transactions:

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $6,000 and $22,000 for the three and six months ended June 30, 2014, respectively ($27,000 and $113,500 for the three and six months ended June 30, 2013, respectively).

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar. Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $32,600 and $93,000 for the three and six months ended June 30, 2014, respectively ($72,800 and $159,300 for the three and months ended June 30, 2013, respectively).

Jaguar Mining Inc. | 19